British Columbia Securities Commission
QUARTERLY REPORT
BC Form 51-901F

82-1803

ISSUER DETAILS: **NAME OF ISSUER**	**FOR QUARTER ENDED**	**DATE OF REPORT**
NORTHERN CONTINENTAL RESOURCES INC.	December 31, 2001	February 22, 2002

ISSUER ADDRESS:

Suite 305, 455 Granville Street

02015982

CITY	**PROVINCE**	**POSTAL CODE**		**ISSUER TELEPHONE NO.**
Vancouver, BC		V6C 1T1	(604) 669-3041	(604) ~~669-6463~~ 685-9255

E-Mail Address	**Website:**
info@northern-continental.com	www.northern-continental.com

CONTACT PERSON	**CONTACT'S POSITION**	**CONTACT TELEPHONE NO.**
Charlie N. O'Sullivan	Chairman	(604) ~~669-6463~~ 685-9255

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

DIRECTOR'S SIGNATURE	*DATE SIGNED*
Signed: ***"CHARLIE O'SULLIVAN"***	February 22, 2002
DIRECTOR'S SIGNATURE Signed: ***"KEN MADDISON"***	*DATE SIGNED* February 22, 2002

dlw 4/30

NORTHERN CONTINENTAL RESOURCES INC.

Balance Sheet
(Unaudited – Prepared by Management)

	December 31, 2001 $	June 30, 2001 $
ASSETS		
Current assets:		
Cash	1,051	266,682
Accounts Receivable	12,341	3,000
	13,392	269,682
Furniture and fixtures (Note 3)	1,963	2,181
Mineral properties (Note 2)	684,989	448,397
	700,344	720,260
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	146,283	106,742
Shareholders' equity:		
Capital stock (Note 4)	6,817,761	6,408,511
Advances on share subscriptions		404,250
Deficit	(6,263,700)	(6,199,243)
	554,061	613,518
	700,344	720,260

On behalf of the Board:

"Charlie O'Sullivan""

______________________________ Director

"Ken Maddison"

______________________________ Director

NORTHERN CONTINENTAL RESOURCES INC.

Statement of Operations and Deficit
(Unaudited – Prepared by Management)

	3 months December 31, 2001	3 months December 31, 2000	6 months December 31, 2001	6 months December 31, 2000
	$	$	$	$
Revenue:				
Interest	(6)	(348)	(766)	(402)
Administrative expenses				
Audit and accounting	2,084	2,850	2,084	2,850
Amortization	109	-	218	166
Automobile	352	166	352	-
Bank charges and interest	119	293	255	-
Consulting services	5,500	-	10,500	5,000
Interest expense	-	-	-	293
Investor relations and shareholder Information	2,166	5,315	2,235	10,356
Listings and filing fees	(75)	600	2,012	700
Legal fees	9,767	6,366	10,574	8,406
Management fees	15,000	9,000	30,000	24,000
Office and administration	(1,757)	(65)	2,116	393
Office rent	70	2,123	1,473	4,245
Transfer Agent fees	(227)		336	-
Travel and accommodation	779	-	779	-
Salaries and benefits	412	3,197	2,289	6,394
	(34,299)	(29,845)	(65,223)	(62,803)
Loss for the period	(34,293)	(29,497)	(64,457)	(62,401)
Deficit, beginning of period	(6,229,407)	(6,024,963)	(6,199,243)	(5,992,059)
Deficit, end of period	(6,263,700)	(6,054,460)	(6,263,700)	(6,054,460)
Loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

NORTHERN CONTINENTAL RESOURCES INC.

Statement of Cash Flows
(Unaudited – Prepared by Management)

	3 months December 31, 2001	3 months December 31, 2000	6 months December 31, 2001	6 months December 31, 2000
	$	$	$	$
Cash provided by (used in)				
Operating Activities:				
Loss for the period	(34,293)	(29,497)	(64,457)	(62,401)
Items not involving cash:				
Depreciation	109	-	218	-
	(34,184)	(29,497)	(64,239)	(62,401)
Changes in non-cash working capital				
Accounts receivable and prepaid expenses	14,377	4,000	(9,341)	3,871
Accounts payable and accrued liabilities	50,207	8,411	39,541	(45,475)
	30,400	(17,086)	(34,039)	(104,005)
Financing activities:				
Issuance of shares for cash	-	-	409,250	118,750
Advances on share subscriptions	-	-	(404,250)	-
	-	-	5,000	118,750
Investing activities:				
Expenditures on mineral properties	(29,803)	(1,831)	(236,592)	(10,731)
Increase (Decrease) in cash	597	(18,917)	(265,631)	4,014
Cash, beginning of period	454	22,956	266,682	25
Cash, end of period	1,051	4,039	1,051	4,039

NORTHERN CONTINENTAL RESOURCES INC.

Notes to Financial Statements
December 31, 2001
(Unaudited – Prepared by Management)

1. **Basis of presentation**

These unaudited interim financial statements have been prepared in accordance with the instructions to the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended June 30, 2001.

2. **Mineral properties**

	December 31 6 months	June 30 12 months
Balance, beginning of period	$ 448,397	$ 387,001
Exploration and development expenditures:		
Russell Lake Project		
Property option payments		3,000
Assessment	10,125	
Assays	7,857	
Consulting	16,195	
Drafting and reproduction	1,180	
Drilling	148,562	
Equipment rentals	6,098	
Geophysical	32,341	57,959
Mobilization and demobilization	9,410	
Project travel	4,824	437
Total expenditures during the period	236,592	61,396
Balance end of period	$ 684,989	$ 448,397

a) Russell Lake Property

By an Agreement dated November 22, 1999, the Company acquired certain mineral claims located in the La Ronge Mining District of the Athabasca Basin in Saskatchewan. Under the terms of the agreement the company acquired 100% interest by the payment of $100,000 and the issuance of 25,000 common shares as a finder's fee. The Company also committed to and completed an exploration program of approximately $220,000. The Company is required to issue a further 25,000 common shares upon completion of $1,000,000 of exploration expenditures on the property.

The claims are subject to a 4% Net Smelter Return royalty which the company can purchase upon the completion of a feasibility study on the property.

3. Furniture and Fixtures

	Cost	Accumulated Depreciation	Net Value
Furniture and fixtures	$ 14,558	$12,595	$ 1,963

4. Share Capital

a. Authorized: 100,000,000 common shares without par value
b. Issued:

	Number of Shares	Amount
Balance, beginning of period	5,436,050	$6,408,511
Issued for cash:		
Private Placements	2,728,332	409,250
Balance, end of period	8,164,382	$6,817,761

c) During the period, the Company issued 2,728,332 units at a price of $0.15 per unit. Each unit consisted of one common share and one half share purchase warrant entitling the investor to purchase an additional common share in the Company for each whole warrant at a price of $0.20 per share exercisable on or before August 16, 2002.

5. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a) During the period the company paid, or made provision for the future payment of the following amounts to related parties:

i) $30,000 to a private company owned by the family of a Director for management fees.
ii) $10,500 to two Directors of the Company for consulting fees.

b) Included in the accounts payable are the following amounts

i) $54,125 due to Directors, and
ii) $8,865 due to companies having directors in common.

British Columbia Securities Commission
BC FORM 51-901F

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
NORTHERN CONTINENTAL RESOURCES INC.	December 31, 2001	February 22, 2001

ISSUER ADDRESS:

Suite 305, 455 Granville Street,

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NUMBER	ISSUER TELEPHONE NUMBER
Vancouver,	British Columbia	V6C 1T1	(604) 669-3041	(604) 685-9255

WEBSITE:	E-MAIL:
www.northern-continental.com	Info@northern-continental.com

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NUMBER
Charles N. O'Sullivan	Chairman	(604) 685-9255

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	DATE SIGNED YY/MM/DD
Signed: *"Charles N. O'Sullivan"*	02/02/22
DIRECTOR'S SIGNATURE	DATE SIGNED YY/MM/DD
Signed: *"Ken Maddison"*	02/02/22

NORTHERN CONTINENTAL RESOURCES INC.
SCHEDULE "B"- SUPPLEMENTARY INFORMATION

SECURITIES ISSUED DURING THE QUARTER ENDED DECEMBER 31, 2001.

Date YY/MM/DD	Type of Issue	Description	Number of Shares Issued	Deemed Value or Actual Price per share	Proceeds $	Type of Consideration
Nil						

OPTIONS GRANTED DURING THE QUARTER ENDED DECEMBER 31, 2001.

Date Granted	Number	Type	Description/Name	Exercise Price	Expiry Date
Nil					

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT DECEMBER 31, 2001

Security	Amount	Exercise or Convertible Price	Expiry Date YY/MM/DD
Options	227,500	$0.41 per share	03/02/10
Options	100,000	$0.36 per share	03/05/09
Options	163,600	$0.25 per share	03/12/16
Warrants	437,500	$0.25 per share	02/04/18
Warrants	2,728,332	$0.20 per share	02/08/16

SHARES IN ESCROW OR SUBJECT TO POOLING AT DECEMBER 31, 2001

There are no shares held in escrow or subject to pooling

LIST OF DIRECTORS AND OFFICERS AS AT DECEMBER 31, 2001

Charles N. O'Sullivan
Chairman and Director

Frank Callaghan
President and Director

Allan Crawford,
Director

H.K. Maddison,
Director

J. Frank Bradley,
Director, CFO and Secretary

NORTHERN CONTINENTAL RESOURCES INC.
SCHEDULE "C"-
MANAGEMENT'S DISCUSSION & ANALYSIS
For the period ended December 31, 2001

Description of Business

The Company's principal business activities are the exploration and development of mineral properties, specifically uranium. The Company is in the process of exploring and developing its mineral properties and has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable ore reserves in its mineral properties, the ability of the Company to obtain the necessary financing to complete development, confirmation of the Company's interest in the underlying mineral claims and leases and upon future profitable production or sufficient proceeds from the disposition of its mineral properties.

The Company is continually investigating new exploration opportunities, and mineral exploration is carried out on properties identified by management of the company as having favorable exploration potential. Interests in such properties are acquired in various ways. In some cases the Company, through its own efforts, stakes mineral claims or acquires exploration permits. In other cases the Company acquires interest in mineral properties from third parties. An acquisition from a third party is typically made by way of an option agreement which requires the Company to make specified option payments and to incur a specified amount of exploration expenditures on the property within a given time in order to earn an interest in the property. Most option agreements provide that once the Company has made any required option payments and incurred the specified exploration expenditures, the parties will enter into a joint venture requiring each party to contribute towards future exploration and development costs based on its percentage interest in the property, or suffer dilution of its interest.

The Company advances its projects to varying degrees by prospecting, mapping, geophysics and drilling. Once a property is determined to have limited exploration potential the property is abandoned or sold. In cases where exploration work on the property reaches a stage where the expense and risk of further exploration and development are too high the Company may seek a third party to earn an interest by furthering the exploration process. Optioning a property to a third party allows the Company to retain an interest in further exploration and development while limiting its obligation to commit large amounts of capital to any one project. The mineral exploration business is high risk and most exploration projects will not become mines.

Results of Operations

The Company reports a net loss of Cdn $64,457 or $0.01 per share for the six-month period ended December 31, 2001 compared to a net loss of Cdn $62,401 or $0.01 per share for the corresponding period in 2000. There were no write-offs or write-downs during the period. The loss represents administrative expenses. Investor relations and shareholder information has declined in the period by $8,121. Consulting and management fees have increased by $11,500 from $29,000 in 2000 to $40,500 in 2001. Office rent and salaries have declined from $10,639 in 2000 to $3,762 in 2001. Over all the losses are consistant with the corresponding period in 2000.

Exploration activities

During the past year the Company has been focusing its efforts on the Russell property in the eastern Athabasca Basin . During the period the Company completed a TEM geophysical survey, linecutting and diamond drilling on the Russell Lake property at a cost of $236,592. A total of 1572.5 meters was drilled on the Grayling and Russell North electromagnetic (EM) conductors over a strike length of 1800 meters. The objective was to follow up hole RL85-7, which was drilled in 1985 and in March 2000. The structural setting is similar to the McArthur River deposit just to the north of the property. A petrographic report to evaluate the granites interesected in the drill holes is being prepared.

Related Party Transactions

In an effort to reduce overhead and administrative costs, the Company shares offices with other public companies that have Directors in common. During the period the Company paid Management fees of $30,000 to a private company controlled by the family of a director, and $10,500 to Directors of the Company for Consulting fees.

Liquidity and Capital Resources

Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations. The Company has a working capital deficiency of 132,891 at December 31, 2001. The Company will continue to require funding to finance corporate and administrative expenses and ongoing exploration on the Company's Russell Lake Property.

Risks

Mineral exploration and development involve a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in any discoveries of commercial bodies of ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in a mineral deposit being unprofitable.

Competition

The mining industry in which the Company is engaged is in general, highly competitive. Competitors include well-capitalized mining companies, independent mining companies and other companies having financial and other resources far greater than those of the Company. The Company competes with other mining companies in connection with the acquisition of mineral properties. In general, properties with a higher grade of recoverable mineral and/or which are more readily minable afford the owners a competitive advantage in that the cost of production of the final mineral product is lower. Thus, a degree of competition exists between those engaged in the mining industry to acquire the most valuable properties. As a result, the Company may eventually be unable to acquire attractive mining properties.